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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------
                                SCHEDULE 14D-9
                              (Amendment No. 45)
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                --------------
                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                     (Name of Person(s) Filing Statement)
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                    Common Stock, Par Value $0.50 Per Share
                        (Title of Class of Securities)
                                --------------
                                   969133107
                     (CUSIP Number of Class of Securities)
                                --------------
                              DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                      1300 S.W. Fifth Avenue, Suite 3800
                              Portland, OR 97201
                                (503) 227-5581
(Name, Address and Telephone Number of Person authorized to Receive Notice and
          Communication on behalf of the Person(s) Filing Statement)
                                --------------
                                With a copy to:

                             GARY L. SELLERS, ESQ.
                             MARIO A. PONCE, ESQ.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
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 [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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     This Amendment No. 45 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000 (as amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 3(c) is hereby amended by deleting the second and third paragraphs and inserting the following in their place:

     If, within 36 months following an Agreement Change in Control, the employee's employment with the Company is terminated by the Company without Cause (as defined in the CIC Agreements) and other than by reason of disability or death or by the employee with Good Reason (as defined in the CIC Agreements), then the Company shall pay to the employee, upon demand, his full base salary through the date of termination at the rate in effect on the date of the Agreement Change in Control, plus all benefits the employee is entitled to as of the date of the Agreement Change in Control under all employee benefit plans, plus severance compensation in an amount equal to 300 percent (reduced by 8.33% for each month the employee is over the age of 62) (the "Applicable Percentage") multiplied by the sum of (a) his annual base salary at the above-specified rate, plus (b) the average of the two most recent annual incentive compensation grants (if any) paid or accrued for his benefit (prior to any deferrals) prior to the date on which the Agreement Change in Control occurs, including compensation attributable to the value of stock options or SARs (based on the Black-Scholes option pricing model) and restricted stock granted during those two grant periods, plus (c) the average annual matching contributions made by the Company on his behalf to the Company's Stock Purchase Plan and 1993 Deferred Compensation Plan in respect of the two fiscal years of the Company last ended prior to the fiscal year in which the Agreement Change in Control occurs. The employee will also be entitled to a cash payment equal to the sum of (A) the excess of the Change in Control Price (as defined in the CIC Agreements) over the option price for each share covered by outstanding unexercised options (whether or not then exercisable) to purchase Willamette Common Stock held by the employee on the date the Agreement Change in Control occurs (unless exercised before the payment is made) plus (B) the product of the Change in Control Price and the number of shares covered by outstanding restricted stock awards. Any severance payments otherwise payable under the CIC Agreements will be reduced by amounts payable under other Company plans or employment agreements providing for severance benefits. Special payment provisions apply in the event of the employee's death or disability. All employees party to a CIC Agreement are also entitled to be reimbursed for reasonable amounts incurred for outplacement services and for any reasonable legal fees and expenses he may incur in enforcing his rights under the CIC Agreement.

     Item 3(c) is further amended by adding the following at the end thereof:

     On May 1, 2001, (i) the annual base salary increases of the executive officers who have entered into CIC Agreements and (ii) the 2001 annual equity incentive awards for all employees covered by the CIC Agreements and the New Severance Agreements, took effect. As of such date, the total amount that may be payable to employees of the Company pursuant to the CIC Agreements and New Severance Agreements if, within 36 months following an Agreement Change in Control, all of such employees' employment is terminated without Cause or with Good Reason, is approximately $68.6 million plus additional payments that may be necessary to reimburse the employees for any excise tax liabilities on such benefits and any related income and excise taxes imposed on such reimbursement payments.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit (a)(2)(xxxxviii)  Form of Newspaper advertisement scheduled to begin running on May 16, 2001 (incorporated by reference to the Definitive Additional Materials on Schedule 14A filed by the Company on May 16, 2001).

Exhibit (a)(2)(xxxxix)    Excerpts from Willamette's Northwest Newsletter
                          (incorporated by reference to the Definitive
                          Additional Materials on Schedule 14A filed by the Company on May 16, 2001).


Exhibit (e)(8)            Form of Amendment to CIC Agreements.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2001         WILLAMETTE INDUSTRIES, INC.

                              By:  /s/ DUANE C. MCDOUGALL
                                   ----------------------
                              Name:  Duane C. McDougall
                              Title: President and Chief Executive Officer







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                                 EXHIBIT INDEX


Exhibit
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(a)(2)(xxxxviii)          Form of newspaper advertisement scheduled to begin
                          running on May 16, 2001 (incorporated by reference to the Definitive Additional Materials on Schedule 14A filed by the Company on May 16, 2001).

(a)(2)(xxxxix)            Excerpts from Willamette's Northwest Newsletter
                          (incorporated by reference to the Definitive
                          Additional Materials on Schedule 14A filed by the Company on May 16, 2001).

(e)(8)                    Form of Amendment to CIC Agreements.